RealCadre LLC

Statement of Financial Condition

As of December 31, 2021

and report of Independent Registered Public Accounting Firm

-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69506

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/21__ AND ENDING __12/31/21__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __RealCadre LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__419 Park Avenue South, 12th Floor__
(No. and Street)

__New York__	__NY__	__10016__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Vanessa Geronimo 631-875-5000__	__vanessa@cadre.com__
(Name) (Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Deloitte & Touche LLP__
(Name – if individual, state last, first, and middle name)

__30 Rockefeller Plaza__	__New York__	__NY__	__10112__
(Address)	(City)	(State)	(Zip Code)

__10/20/2003__	__34__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Ryan Williams _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of RealCadre LLC _____, as of December 31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Ryan A. W._____

Title:
CEO _____

_____
Notary Public

Pursuant to the statement from the staff of the Division of Trading and Markets regarding the notarization requirements applicable to the Impacted Paper Submissions or in the electronic filings of a broker-dealer's annual reports required under paragraph (d) of Rule 17a-5 and the difficulties arising from COVID-19, RealCadre LLC is making this filing without a notarization.

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

__To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

RealCadre LLC

Table of Contents

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Those Charged with Governance of RealCadre LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of RealCadre LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

New York, NY
March 31, 2022

We have served as the Company's auditor since 2020.

RealCadre LLC
Statement of Financial Condition
December 31, 2021

ASSETS

Cash and cash equivalents	$	3,391,100
Due from affiliates		26,911
Prepaid expenses and other assets		51,574
TOTAL ASSETS	$	3,469,585

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Payable to parent	$	1,037,495
Accounts payable		6,436
Accrued expenses		134,374
TOTAL LIABILITIES		1,178,305

Commitments and Contingencies (note 4)

MEMBER'S EQUITY		2,291,280
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	3,469,585

RealCadre LLC
Notes to the Statement of Financial Condition
As of December 31, 2021

1. Organization and Nature of Business

RealCadre Company, Inc. ("RCI"), formerly Westminster JJR, Inc., was formed on June 11, 2014 and commenced operations on June 16, 2014. On May 5, 2015, RCI merged with and into RealCadre Mergerco LLC ("RML"), a Delaware limited liability company. RML changed its name to RealCadre LLC (the "Company") effective June 15, 2015. The Company is wholly owned by Quadro Partners, Inc. ("Parent"), a Delaware corporation. The Company is a broker-dealer registered with the Securities and Exchange Commission and effective January 7, 2015, became a member of the Financial Industry Regulatory Authority ("FINRA"). The Company offers private placements of interests in private funds and partnerships and secondary transactions of these interests using the Alternative Trading System ("ATS").

The Company relies on the (k)(2)(i) exemption under the 17 C.F.R. §240.15c3-3 Rule and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74")".

2. Summary of Significant Accounting Policies

a) Basis of Presentation

The accompanying financial statement has been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"). The Company's financial statement has been prepared assuming that it will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business. As reflected in the financial statement, the Company had an accumulated deficit as of December 31, 2021. Because of these conditions and events, the Company remains reliant upon funding from its parent, Quadro Partners, Inc., which has guaranteed its commitment to the Company to provide the necessary level of financial support to enable the Company to pay its obligations as they become due and ensure the Company has sufficient liquidity to continue as a going concern.

b) Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial. Actual results could differ from those estimates.

c) Cash and cash equivalents

The Company maintains cash balances which, at times may exceed federally insured limits. As of December 31, 2021, the Company had accounts with one banking institution totaling $3,391,100, of which $3,141,100 was in excess of the federally insured amount.

The Company considers its investments in short-term money market accounts in the amount of $3,072,204 to be cash equivalents. The Company defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days from date of acquisition. The carrying amounts of such cash equivalents approximate fair value due to the short-term nature of these instruments.

d) Income Taxes

As a single member LLC, the Company is a disregarded entity for U.S. federal, state, and local income tax purposes. RealCadre LLC has no commitments to fund the tax liability at the Parent level (or receive any tax benefit from parent), and no tax sharing agreement with Parent is in place. Accordingly, no income tax provision has been recorded for the period ended December 31, 2021.

e) Fair Value of Financial Instruments

Generally accepted accounting principles define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset of liability or, in the absence of principal market, the most advantageous market. Management utilizes the market approach, as specified by generally accepted accounting principles, to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs to the valuation hierarchy are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and many include the Company's own data. There were no Level 3 assets or liabilities reported in the Statement of Financial Condition as of December 31, 2021.

At December 31, 2021, certain financial assets and liabilities that are not carried at fair value in the statement of financial condition, are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. The fair value of money markets included in cash and cash equivalents of $3,072,204 are categorized as level 1. There are no level 2 or 3 financial instruments.

RealCadre LLC
Notes to the Statement of Financial Condition
As of December 31, 2021

3. Related Party Transactions

(a) Transactions with Affiliates

The Company has entered into an expense sharing agreement ("ESA") with the Parent and an affiliate, CCV LLC, in January 2016, which was amended in September 2019 and made effective as of August 2019. Expenses such as administrative, rent and occupancy, salaries and related costs, business development, stock-based compensation and other back-office services are charged to the Company based on a percentage allocation of employees' time spent. At December 31, 2021, the Company owed $1,037,495 to the Parent for payments the Parent made on behalf of the Company relating to the expense sharing agreement.

The Company incurs expenses related to introductions, referrals or placement agreements or services with respect to an investment (or a commitment to investment) brokered or offered by the Company and/or advised or managed by CCV LLC (or its relying affiliates). Pursuant to an expense sharing agreement between the Company and CCV LLC ("Affiliate"), a percentage of the incurred expenses is allocated to the Affiliate. The allocation to Affiliate is pro rata to the fees that are reasonably expected to be collected by the Company and CCV LLC (or its affiliates) with respect to the investment made or committed to. At December 31, 2021, CCV LLC owed $26,911 to the Company reported as Due from affiliates in the Statement of Financial Condition.

4. Commitments and Contingencies

The Company may be subject to claims and litigation in the ordinary course of business. In management's opinion, based upon the information available as of the date the financial is available to be issued, there are no litigation claims against the Company that would have a material impact on the operating results of the Company.

5. Risks and Uncertainties

In early 2020, an outbreak of a novel strain of coronavirus known as COVID-19 ("COVID-19") emerged globally.   Although the extent of the impact, including the length and severity, is difficult to assess, management will continue to monitor the situation as it evolves as the financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact of financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), referenced by Schedule I in these financials, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2021, the Company had net capital of

RealCadre LLC
Notes to the Statement of Financial Condition
As of December 31, 2021

$2,212,795, which was $1,962,795 in excess of its required net capital of $250,000 and the Company's aggregate indebtedness to net capital percentage was 53.25%.

7. Subsequent Events

The Company evaluated events and transactions that occurred subsequent to December 31, 2021 through the date the financial statement was available to be issued. There were no events or transactions during the period that would require recognition or disclosure.